UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☑	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	June 30, 2019

Worthy Peer Capital, Inc.
(Exact name of issuer as specified in its charter)

Delaware	84-4011787
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Boca Commerce Center
551 NW 77 Street
Suite 212
Boca Raton, FL 33487
(Full mailing address of principal executive offices)

(561) 288-8467
(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semiannual report contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this semiannual report. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this semiannual report. You should read this semiannual report and the other documents that we have filed with the U.S. Securities and Exchange Commission (“SEC”), completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this semiannual report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

OTHER INFORMATION

When used herein, the terms “we,” “us,” “ours,” “Worthy,” and the “Company” refers to Worthy Peer Capital, Inc., a Delaware corporation, and our wholly owned subsidiary Worthy Lending, LLC, a Delaware limited liability company, and “WFI” refers to our parent company, Worthy Financial, Inc., a Delaware corporation. The information which appears on our websites at www.worthybonds.com and www.worthylending.com is not part of this semiannual report.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The information and financial data discussed below is derived from our unaudited financial statements, appearing in this report. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing.

Overview

We are an early-stage company. Our business model is centered around providing loans for small businesses, including (i) loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment; and (ii) purchase order financing. The retail inventory financing is a form of asset-based lending that allows retailers and wholesalers to use inventory as collateral to obtain a line of credit from us. To a lesser extent we may also provide (i) secured loans to other borrowers; (ii) acquire equity interests in real estate; (iii) make fixed income and/or equity investments; and (iv) provide factoring financing and other types of loans, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

Through December 31, 2017 we were engaged in organizational activities. During 2018 we achieved several important milestones in the implementation of our business model. In January 2018 we began offering our Worthy Bonds in our public offering. During 2018 we sold approximately $2.8 million in Worthy Bonds, and during the year approximately $369,000 of the bonds were redeemed in accordance with their terms. In March 2018, WFI launched the Worthy App, a free mobile app which is available for Apple iPhone users from the Apple Store and for Android phone users from the Play Store. The Worthy App allows users to use their credit or debit cards, tracking their purchases and "rounding up" each purchase to the next higher dollar until the “round up" reaches $10.00 at which time the user purchases a $10.00 Worthy Bond. In September 2018, we began deploying the capital we raised through the sale of Worthy Bonds, and between September 2018 and December 2018 we loaned approximately $1,200,000 under three loans to small business borrowers. Finally, during 2018 we also began generating revenue from our operations, including $35,461 in interest income and $12,015 in loan fees.

In 2019 we have continued to raise capital through the sale of Worthy Bonds. Through the six months ended June 30, 2019 we have sold an additional approximately $8.0 million in Worthy Bonds, and during that six month period approximately $1.75 million of the bonds were redeemed in accordance with their terms. Subsequent to June 30, 2019 through August 28, 2019 we have sold an additional approximately $6.1 million in Worthy Bonds, and during that subsequent period approximately $1.46 million of the bonds were redeemed. In 2019 we have also continued to deploy that capital through additional loan and financing arrangements for small businesses which are described in Note 5, Note 6 and Note 7 of the notes to the unaudited consolidated financial statements appearing elsewhere in this semiannual report.

While we have been successful in raising capital through the sale of Worthy Bonds, perhaps our biggest challenge to date in 2019 has been is identifying and closing loans and other investments at a rate sufficient to permit us to effectively utilize the proceeds from the bond sales. In an effort to more efficiently deploy the capital we are raising, during the first six months of 2019 we have continued to expand our network of brokers and began establishing a network of asset based loan brokers, relationships which are or will be an important source of potential new loan business. We are also pursuing the acquisition of existing asset based loan portfolios, and have continued to build our corporate infrastructure to support our expected growth, including an expansion of our underwriting department and adding personnel to our finance department.

We are also investing approximately 20% of the cash we have on hand in short-term, low risk, lower return investments, such as certificates of deposit and similar insured instruments, in an effort to generate sufficient interest on these funds to pay the bond interest pending utilization of the cash to fund loans or other investments with a greater return.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $508,000 and $416,000, respectively, for the six months ended June 30, 2019. At June 30, 2019, we had a working capital deficit, shareholder’s deficit and accumulated deficit of approximately $5.2 million, $161,000 and $700,000, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2019, the Company continues to incur losses, however, a Form 1-A Regulation A Offering Statement allows the Company to continue to raise capital through the sale of Worthy Bonds as described elsewhere in this report.

In response to the losses incurred in 2019 and 2018, we continue to constantly evaluate and monitor our cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $3.656 million at June 30, 2019. This cash was obtained through the sale of our Worthy Bonds.

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Operating results

During the six months ended June 30, 2019, our revenues included revenues from interest income, as well as loan fees. Loan fees are charged to the borrowers during loan originations and also include monthly collateral management fees. Interest income represents interest we earn on investments and cash on deposit. These fees are offset against loan costs and then deferred to be recognized as non-interest income over the term of the loan. For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees and collateral management fees are reflected as non-interest income in our consolidated statement of operations. Loan fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan. During the comparable period in 2018 our revenues were limited to interest income and interest as we did not begin deploying proceeds from the sale of Worthy Bonds to make loans and other investments until September 2018.

Our general and administrative expenses increased substantially in first six months of 2019 as compared to first six months of 2018 which represents the growth of our company during 2019. This increase is primarily attributable to increases of approximately $36,000 in marketing expenses, approximately $370,000 in compensation and related costs, approximately $55,000 in technology support costs and approximately $30,000 in professional fees in the 2019 period as compared to the 2018 period. During the balance 2019 we expect our general and administrative expenses to continue to increase as a result of the continued expansion of our operations and sales of our Worthy Bonds. However, we are unable at this time to quantify these expected increases.

Until such time as we begin generating significant revenues, we expect to continue to report net losses.

Liquidity and Capital Resources

At June 30, 2019, we had a working capital deficit of approximately $5.2 million as compared to a working capital deficit of approximately $1.2 million at December 31, 2018. Our current assets increased substantially at June 30, 2019 as compared to December 31, 2018 which principally reflects approximately $3.7 million cash on hand from the sale of Worthy Bonds during the 2019 period but excludes approximately $5.0 million of loans receivable held for investment and other investments which are classified on our balance sheet as other assets as a result of the terms of those instruments and therefore not included in the calculation of our working capital. Our current liabilities also increased substantially in the 2019 period as compared to the 2018 period which is principally related to the liabilities of approximately $8.7 million associated with the Worthy Bonds. We do not have any commitments for capital expenditures.

Summary of cash flows

	Six months ended June 30, 2019	Six months ended June 30, 2018
Net cash (used) in operating activities	$(416,312)	$(53,544)
Net cash (used) in investing activities	$(3,849,380)	$—
Net cash provided by financing activities	$6,588,265	$306,153

In both periods, net cash used in operating activities was used primarily to fund our losses. Net cash used in investing activities in the 2019 period represent loans made together with the purchase of investment securities. We did not generate or use any cash from investing activities during the 2018 period. Net cash provided by financing activities for the first six months of 2019 and 2018 represented proceeds from the sale of Worthy Bonds less redemptions, and a capital contribution from our parent company.

Significant accounting policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this annual, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include the allowance for loan and interest receivables, estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We generate revenue primarily through interest earned on loans originated and held to maturity. We also generate revenue as a collateral management fee for monitoring performed on the underlying collateral related to the loan. For term loans, we recognize interest and collateral management fee income over the terms of the underlying loans. We also generate revenue from loan origination fees paid by borrowers for costs incurred for services provided prior to a loan closing. These fees are recorded as revenue when earned, over the life of the loan, net of associated costs.

Item 2.	Other Information.

None.

Item 3.	Financial Statements.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2019	December 31, 2018
ASSETS

Current Assets
Cash	$3,656,133	$1,333,560
Prepaid expense	—	1,250
Interest receivable	6,816	3,200
Total Current Assets	3,662,949	1,338,010

Other Assets
Loans receivable held for investment	4,448,283	1,200,000
Investments	606,079	—
Total Other Assets	5,054,362	1,200,000
TOTAL ASSETS	$8,717,311	$2,538,010

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

Current Liabilities
Bond liabilities	$8,685,455	2,422,190
Accounts payable	21,780	25,593
Accrued expenses	7,114	4,000
Accrued interest	127,891	24,340
Deferred revenue	35,947	38,045
Advances from parent	—	26,425
Advances from officer	—	1,097
Total Current Liabilities	8,878,187	2,541,690
Total Liabilities	8,878,187	2,541,690

Commitments and contingencies	—	—

Shareholder's Equity (Deficit)
Preferred Stock, par value $0.0001, and 1,000,000 shares authorized, and 0 shares issued and outstanding	—	—
Common Stock, par value $0.0001, and 5,000,000 shares authorized, and 1,000,000 shares issued and outstanding	100	100
Additional paid-in capital	790,865	189,440
Stock subscription receivable	(250,000)	—
Accumulated deficit	(701,841)	(193,220)
Total Shareholder's Equity (Deficit)	(160,876)	(3,680)

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)	$8,717,311	$2,538,010

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months ended June 30, 2019	Six Months ended June 30, 2018
Interest Income
Interest on investments and cash	$141,428	$59
Dividend Income	259	—
Total interest income	141,687	59

Interest expense
Interest expense on short term bonds	118,456	2,595
Total interest expense	118,456	2,595

Net interest income	23,231	(2,536)

Non-Interest Income
Loan fees	65,476	—
Unrealized gain on marketable securities	6,079	—
Total non-interest income	71,555	—

Non-Interest expenses
General and administrative expenses	603,407	53,603
Total non-interest expenses	603,407	53,603

Loss Before Income Taxes	(508,621)	(56,139)

Less Provision for Income Taxes	—	—

Net Loss	$(508,621)	$(56,139)

Earnings per common share (basic and diluted):

Net loss per common share	$(0.51)	$(0.06)
Weighted average number of shares outstanding	1,000,000	1,000,000

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2019

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Deficit	Total

Balance at December 31, 2018	1,000,000	$100	$189,440	$(193,220)	$(3,680)

Capital contribution from parent	—	—	325,000	—	325,000

Parent debt forgiven	—	—	26,425	—	26,425

Net loss	—	—	—	(508,621)	(508,621)

Balance at June 30, 2019	1,000,000	$100	$540,865	$(701,841)	$(160,876)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Cash flows from operating activities:
Net loss	$(508,621)	$(56,139)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Non-cash marketing expense	—	—
Unrealized gain on marketable securities	(6,079)
Changes in working capital items:
Prepaid expense	1,250	—
Accounts receivable	—
Interest receivable	(3,616)	—
Stock subscription receivable	—	—
Accrued interest	103,551	2,595
Deferred revenue	(2,097)	—
Accrued expenses	3,114	—
Accounts payable	(3,814)	—
Net cash used in operating activities	(416,312)	(53,544)

Cash flows from investing activities:
Purchase of investment securities	(600,000)	—
Proceeds/(Payments) from officer	(1,097)	—
Loan disbursements	(3,248,283)	—
Net cash used in investing activities	(3,849,380)	—

Cash flows from financing activities:
Parent capital contributions	325,000	6,179.00
Proceeds from bonds	8,014,886	312,641
Redemption of bonds	(1,751,621)	(12,667)
Net cash provided by financing activities	6,588,265	306,153

Net change in cash	2,322,573	252,609

Cash at beginning of year	1,333,560	57,535

Cash at end of year	$3,656,133	$310,144

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

Supplemental Non-Cash Investing and Financing Information
Parent company loan converted to capital	$26,425	$53,363
Increase of stock subscription receivable from parent	$250,000	$—
Reclassification of accounts payable to advances from parent	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Peer Capital, Inc., a Delaware corporation, (the “Company,” “WPC”, “we,” or “us”) was founded in June of 2016. Through our wholly owned subsidiary Worthy Lending, LLC (“WL”), we loan or participate in secured loans, primarily to small business borrowers. We offer our Worthy Bonds in $10.00 increments on a continuous basis directly through our Worthy Peer Capital website. We also market and sell our Worthy Bonds directly to investors.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. We may in the future also provide access to services, which will be attractive to the Worthy community such as personal loans (often used to reduce or pay off higher interest rate loans such as credit cards), student loans, small business loans, auto loans, student loan refinancing and debt counseling.

On August 27, 2018, the Company organized Worthy Lending, LLC, a Delaware limited liability company, as a wholly owned subsidiary.

In the opinion of management, all adjustments (consisting of normal recurring items) necessary for a fair presentation of the unaudited financial statements as of June 30, 2019, and the results of operations and cash flows for the six months ended June 30, 2019 have been made. The results of operations for the six months ended June 30, 2019 are not necessarily indicative of the results to be expected for a full year.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $508,000 and $416,000, respectively, for the six months ended June 30, 2019. At June 30, 2019 we had a working capital deficit, shareholder’s deficit and accumulated deficit of approximately $5,000,000, $161,000 and $700,000, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2019, the Company continues to make direct loans to small businesses and participate with other lenders making loans to small businesses. As our portfolio grows management feels we will be able to support our operations through working capital and hoping to attain profitable operations by the first quarter of 2020.

In response to the losses incurred in 2019 and 2018, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $3,650,000 at June 30, 2019. This cash was obtained through the sale of our Worthy Bonds.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that additional financing, if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the operations of the Company and its wholly-owned subsidiary, Worthy Lending, LLC.

All significant intercompany accounts and transactions have been eliminated in consolidation.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include the allowance for loan and interest receivables, estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Cash and cash equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. The Company has no cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, loans receivable, interest receivable, account payable, accrued expenses, and bond liabilities. The carrying amount of these financial instruments approximates fair value due to length of maturity of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Marketable Securities

On January 1, 2018 the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from marketable equity securities to be recognized in operations.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

Marketable securities consist of investments in mortgage backed securities purchased subsequent to December 31, 2018. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The Company classifies its marketable securities as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. The Company classifies marketable securities available to fund current operations as current assets on its consolidated balance sheet. Marketable securities are classified as long-term assets on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least one year and (ii) the contractual maturity date of the investments is greater than one year. Marketable securities are recorded at fair value, with unrealized gains and losses included as a component of other income and expenses in the statement of operations. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis. There were no realized gains or losses on marketable securities for the years ended December 31, 2018 or 2017. There were no marketable securities that had been in an unrealized loss position for more than 12 months as of June 30, 2019 or December 31, 2018.

The Company reviews marketable securities for other-than-temporary impairment whenever the fair value of a marketable security is less than the amortized cost and evidence indicates that a marketable security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the marketable security, or if it is more likely than not that the Company will be required to sell the marketable security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Cost Method of Accounting for Investments

Investments in equity securities that do not have readily determinable fair values and do not qualify for consolidation or the equity method are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company’s proportionate share of accumulated earnings are applied as a reduction of the cost of the investment. Other than temporary impairments to fair value are charged against current period income. Our investments in privately held entities are primarily accounted for under the cost method.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Loan Origination Fees and Cost

Loan Fees are charged to the borrowers during loan originations. These fees are offset against loan costs and then deferred to be recognized as non-interest income over the term of the loan. Direct loan origination costs include but are not limited to costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation and employees’ compensation directly related to the loan.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses. Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees and collateral management fees are reflected as non-interest income in our statement of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

Allocation of expenses Incurred by Parent on Behalf of the Company

During 2018 and 2017, costs incurred by our parent have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company accounts for uncertain tax position in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has applied the guidance to all tax positions for which the statute of limitations remained open.

The Company is subject to income taxes in the United States Federal jurisdiction and Florida. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in its income tax expense. No interest or penalties have been accrued for all periods presented.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at June 30, 2019 and December 31, 2018.

NOTE 4. RECENTLY ISSUED AND RECENTLY ADOPTED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements. The following are a summary of recent accounting developments.

In February 2016, the FASB issued authoritative guidance, which is included in ASC 842, "Leases." This guidance requires lessees to recognize most leases on the balance sheet by recording a right-of-use asset and a lease liability. This guidance is effective for the Company as of January 1, 2019. The Company has determined that this standard will have a material impact on its consolidated financial statements as of July 15, 2019, the commencement date of its new office lease, see footnote 14.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which aligns accounting for share-based payments issued to nonemployees to that of employees under the existing guidance of Topic 718, with certain exceptions. This update supersedes previous guidance for equity-based payments to nonemployees under Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. This guidance is effective for the Company as of January 1, 2019. Based on the completed analysis, the Company has determined the adjustment will not have a material impact on the consolidated financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. LOANS RECEIVABLE

Commencing in September of 2018, the Company, through its wholly owned subsidiary WL, loaned funds under loan agreements for an aggregate amount of $4,448,283, with small business borrowers based in the United States. The balance due the Company at June 30, 2019 is $4,448,283. The loans pay interest at varying rates ranging from 0.62% per month to 1.5% per month and collateral management fees ranging from of 0.5% to 1% per month. The loan agreements have customary loan origination fees, which have been netted against our loan costs with the net amount recorded as deferred revenue to be recognized as revenue over the term of the loan. One of the loans has an annual facility fee, which is being amortized into income over one year. The term of the loans range from two to three years, with no prepayment penalty and generally pay interest only in year one. The loans are secured by the assets of the borrowers. These investments were funded by our bond sales. There was no loan allowance required at any time during the year ended December 31, 2018 or during the six months ended June 30, 2019.

NOTE 6. INVESTMENTS

In February of 2019, the Company invested $200,000 in 2 privately held Real Estate Investment Trusts (REIT). Also, during the six months ended June 30,2019, the Company invested $400,000 in fixed income marketable securities

NOTE 7. BOND LIABILITIES

On January 4, 2018 our Regulation A+ Registration Statement was declared qualified by the Securities and Exchange Commission allowing for the sale by the Company of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

During the six months ended June 30, 2019, the Company sold approximately $8,000,000 of Worthy Bonds. The Bonds have a three year term, renewable at the option of the bond holder, accrue interest at 5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and are subject to a call by the Company at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has approximately $128,000 of accrued interest related to these outstanding bonds at June 30, 2019. During the six months ended June 30, 2019, approximately $1,750,000 of bonds, principal and interest were redeemed. The Bond liabilities balance at June 30, 2019 is $8,682,955.

NOTE 8. ADVANCES FROM OFFICER

The Company is obligated to reimburse one of its officers for advancing the Company funds to cover costs such as filling fees and organizational expense. The balance due is approximately $0 and $1,000 at June 30, 2019 and December 31, 2018, respectively, and is due on demand, unsecured and interest free. This amount was paid back to the officer in February of 2019.

NOTE 9. ADVANCES FROM PARENT

The Company is obligated to reimburse its parent for advancing the Company funds to cover costs such as accounting, audit and legal expenses. The balance due is approximately 0 and $26,000 at June 30, 2019, and December 31, 2018, respectively, and is due on demand, unsecured and interest free.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceeding arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

Lease commitments

The Company sublets office space from an officer of the Company and it has not yet been necessary to lease or acquire any other facilities and equipment. Beginning in October of 2018, the Company began paying rent to the landlord directly, for its share of the space, although the Company is still sub-leasing through the officer. The monthly rent is approximately $600. See Note 14.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. As part of being an Issuer Dealer in the state of Florida, at registration the Company was required to have a minimum net capital balance of $5,000. Also, at the annual reporting period if the Company does not have a minimum net capital balance of at least $5,000 our Florida registration may be denied, revoked or suspended. The loans made by the Company may be subject to state usury laws.

NOTE 11. EQUITY

On June 9, 2016, the Company was founded with the issuance of 1 million shares of our $0.0001 per share par value common stock for $100 to WFI. WFI is the sole shareholder of the Company’s common stock.

The Company has authorized 5 million shares of common stock and 1 million shares of preferred stock. No preferred shares have been issued.

During the year ended December 31, 2017, the Company received capital contributions of $59,500 from WFI.

During the year ended December 31, 2018, the Company received equity cash contributions of $50,000 from WFI.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

During the year ended December 31, 2018, WFI forgave $79,940 of parent company debt, which was recorded as capital contributions.

During the six months ended June 30, 2019, the Company received cash capital contributions of $325,000 from WFI. Also, during the six months ended June 30, 2019 the Company recorded a stock subscription receivable from its parent for $250,000.

On December 8, 2017, the Company amended its certificate of incorporation changing the total authorized shares to 6,000,000 from 50,000,000 of which 5,000,000 shall be common and 1,000,000 shall be preferred. No preferred shares have been issued.

NOTE 12. RELATED PARTIES

The Company has loans from its parent company and an officer of the Company, see notes 8 and 9. The Company has also received capital contributions from its parent company, see note 11.

NOTE 13. CONCENTRATIONS

The loans receivable balance of $4,448,283 is due from 13 small business borrowers, with one constituting approximately 22%, one at approximately 13%, two at approximately 11%, one at approximately 10%, of the total balance and no other one more than 10%.

NOTE 14. SUBSEQUENT EVENTS

Worthy Bond sales subsequent to June 30, 2019, through August 28, 2019 were approximately $6,089,000, while bond redemptions were approximately $1,458,000 during the same period. These sales have been recorded as an increase in cash and an increase in a corresponding liability.

The Company entered into a standard office lease, commencement date July 15, 2019. The lease term is for 5 years and the annual rent in year 1 is approximately $60,000, with a 3% escalation clause each year thereafter. The Company will account for this lease under the guidance of ASC 842 “Leases.”

The Company has evaluated these consolidated financial statements for subsequent events through August 30, 2019the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

Item 4.	Exhibits.

		Incorporated by Reference			Filed or
No.	Exhibit Description	Form	Date Filed	Number	Furnished Herewith

2.1	Certificate of Incorporation of Worthy Peer Capital, Inc. filed with the Delaware Secretary of State on June 9, 2016	1-A	11/27/17	2.1
2.2	Bylaws of Worthy Peer Capital, Inc.	1-A	11/27/17	2.2
3.1	Form of Worthy Peery Capital Bond	1-A	11/27/17	3.1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 11, 2019	Worthy Peer Capital, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issue and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ Sally Outlaw	Chief Executive Officer, Director	September 11, 2019
Sally Outlaw	(Principal Executive Officer)

/s/ Alan Jacobs	Senior Vice President, Chief Operating Officer, Director	September 11, 2019
Alan Jacobs